FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC INTEGRATES POKER SITE INTO BETSAFE eWALLET

Addition improves player experience and increases cross selling opportunities

July 22, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, today announced the complete integration of its poker site into Betsafe’s online eWallet payment system. Betsafe, one of the world’s leading suppliers of online gaming and sportsbook products, joined CryptoLogic’s poker network in January 2007.

The addition means that Betsafe players can now enjoy the convenience of having one single account for all of their gaming needs. Prior to the integration, Betsafe’s poker site was not connected to its sportsbook product. This combination means a seamless and enhanced Internet experience for Betsafe customers and improved opportunities for cross-selling from the sportsbook to the poker product.

“Today’s announcement demonstrates CryptoLogic’s commitment to enhancing the player experience with flexible, customer and player-centric solutions,” said Brian Hadfield, CryptoLogic’s President and CEO. “Our focus is to strengthen relationships by working closely with our licensees to find out what their players want – and then delivering superior products that meet their unique needs.”

It is expected that the integration into Betsafe’s eWallet will lead to a significant increase in the player conversion of sportsbook customers to CryptoLogic’s online poker product. As part of today’s agreement, Betsafe will also increase its marketing initiatives for its online poker segment, which should lead to an even larger increase in player conversion.

Betsafe’s players have access to one of the world’s largest shared poker networks that excludes the US market, enabling them to find a game at the level and stake they want, in the currency they want, when they want. Players can also take advantage of some of the Internet’s most popular online poker games, including Hold’Em BlackjackTM – an exclusive game which combines the intensity of poker with the simplicity of blackjack – and the Headhunter Challenge, an innovative multi-table poker concept in which players can earn cash for every ‘head’ they eliminate.

“The launch of our single wallet is much awaited and we believe that this integration will have a strong positive effect on all our products, said Henrik Persson, Betsafe’s CEO.

With more than 70,000 customers from more than 100 different countries, Betsafe is one of the leading suppliers of online gaming products on the Scandinavian market. Since the official launch of Betsafe in 2006, Betsafe has established themselves as one of the most trusted and reliable gaming companies in the industry, offering its customers a wide selection of innovative products, such as poker, sportsbetting and casino games. Betsafe was also awarded top position in TIPS Magazine’s bookmaker test in 2007.

“CryptoLogic continues to increase player loyalty and deliver success for our licensees with its customized solutions,” added Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development.

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Betsafe (www.betsafe.com)

Betsafe is today one of the leading suppliers of online gaming products on the Scandinavian market, with over 70,000 customers from over 100 different countries. Since the official launch in January 2006 Betsafe has established itself as one of the most trusted and reliable gaming companies in the market. Betsafe is licensed and regulated in Malta through a Class 1, Class 2 and a Class 3 license.

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For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.